

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2017

Theodore C. Miller
Senior Vice President and Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
Springfield, IL 62791

      **Re: UTG, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2016**
          **Filed March 28, 2017**
          **File No. 000-16867**

Dear Mr. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2106

Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting

1.     Please tell us whether you use the 1992 or 2013 framework of the Committee of Sponsoring Organization of the Treadway Commission in making your assessment. Represent to us that you will specify which framework you use in future Forms 10-K.

Report of Independent Registered Public Accounting Firm

2.     Please file an amendment to your Form 10-K that includes an electronically signed report by your auditors. Refer to Regulation S-T 302(a) and Rule 2-02(a)(2) of Regulation S-X.

Theodore C. Miller
UTG, Inc.
August 23, 2017
Page 2

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions.

          Division of Corporation Finance
          Office of Healthcare and
          Insurance